DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Gislar Donnenberg
gislar.donnenberg@dlapiper.com
T 713.425.8451
F 713.300.6003

February 12, 2018

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Confidential Submission of Draft Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Epsilon Energy Ltd, a corporation formed under the laws of Alberta (the “Company”), in connection with a proposed redomestication under the laws of the State of Delaware, we hereby confidentially submit the Company’s draft Registration Statement on Form S-4 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission. The Company is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Epsilon Energy Ltd.

Attention: Lane Bond

16701 Greenspoint Park Drive, Suite 195

Houston, Texas 77060

(281) 670-0002

With a copy to:

DLA Piper LLP (US)

Attention: Gislar Donnenberg

1000 Louisiana Street, Suite 2800

Houston, Texas 77002

(713) 425-8451

Should you have any questions on this submission, please do not hesitate to contact me at (713) 425-8451.

Very truly yours,

DLA Piper LLP (US)

/s/ Gislar R. Donnenberg, P.C.
Partner

cc: Lane Bond, Chief Financial Officer, Epsilon Energy Ltd.